Filed by Galata Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Galata Acquisition Corp.

Commission File No.: 001-40588

Date: March 10, 2023

NYSE Floor Talk - Interview Transcript with Alper Oktem - March 10, 2023

Judy Shaw: I am Judy Shaw for NYSE Floor Talk. Joining me today is Alper Oktem. He is the founder and CEO at Marti.

Alper, it’s wonderful to have you here. Thanks for joining me.

Alper Oktem: Thank you. It's awesome to be here.

Judy Shaw: Now before we get started, just a quick note to our viewers this interview is for informational purposes only. The NYSE doesn't recommend any investments or investment strategies.

Alright, so Alper tell me what is the significance of Marti as the first Turkish company to do its sole listing on the NYSE?

Alper Oktem: It's great to be pursuing a listing on the New York Stock Exchange, something that makes us proud. A lot of very prominent companies have been here and it's very exciting to be on the trading floor today.

Turkey is the only G20 economy without a mobility super app. A lot of countries that are in the G20 and emerging markets like Indonesia, Brazil and India have very large companies that are mobility super apps, but Turkey doesn't. So our goal here is to tap deep financial markets to be able to build something that, you know, makes us proud and can serve the Turkish consumers. Today, we are the number one mobility app in the country (Turkey). We have more than 4 million users and we have more than 47,000 shared mobility vehicles. We serve 16 cities that constitutes around 71% of the Turkish economy. Through this de-SPAC merger we are looking to build a world-class mobility company and we’re certainly privileged to be here and be working with the investors that we are.

Judy Shaw: Alper, tell me, so how do you envision the future of mobility in Turkey and how do you see Marti contributing to this future?

Alper Oktem: Well transportation is the number one issue in emerging market megacities. Certainly Istanbul is one of those cities. What we believe at Marti is that we believe everything on wheels will be electric and everything electric will be shareable. So with that vision we built one of the largest shared electric vehicle fleets in the world. Turkey is a country of 85 million people; it is the largest in Europe. Istanbul is a city of 20 million people. It is the largest city in Europe, so the demand is fairly high for our services. Ridesharing and shared e-mobility are in quite high demand right now in Turkey and all over the world. In Istanbul and Turkey in general, high traffic, relatively high cost of car ownership, lack of public transportation alternatives make it fairly, fairly popular. So in the future, you know, in our data we see that a healthy mix of different modalities or form factors are complementary to fulfilling the needs of the average consumer. So at Marti we always try to build new products and launch our services to more and more people every day.

Judy Shaw: Alper, it’s been a devastating time in Turkey with the earthquake and, you know, in wake of this earthquake and the rebuilding efforts tell me what role your company can play when you become a listed company to inspire entrepreneurs and other startups?

Alper Oktem: Well thank you for that question. It certainly is a challenging time for Turkey. The earthquake was devastating, and destruction was immense. Around 13 million people got affected. Hundreds of thousands of people are left homeless. The total cost to the Turkish economy is, I believe, around $85 billion, which is one tenth of the entire (Turkish) economy. So the road to rebuilding is long and challenging.

In the short term, Turkey needs to fix the, you know, shelter crisis because, again, hundreds of thousands of people are left homeless. But in the long run companies like Marti can make a difference. Through technology, you know, different startups and high tech jobs, we can spearhead the economic recovery in the region and Turkey in general, also providing opportunities, jobs for the region and for the young population. That is very important.

Also, during this time, you know, creating motivation for people there is very important and at Marti we are pioneering and trailblazing something that was never done before. We are pursuing this listing on New York Stock Exchange and that is something that hopefully inspires Turkish entrepreneurs into the future. We're very proud to do something that seemed unimaginable in the past.

Judy Shaw: All right well Alper it's been great to have you here. Thank you so much for joining me on floor talk.

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Important Additional Information and Where to Find It

In connection with the proposed business combination, Galata Acquisition Corp. (“SPAC”) has filed a Registration Statement with the Securities and Exchange Commission (“SEC”), which includes a preliminary proxy statement/prospectus and certain other related documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PRELIMINARY PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN, AND WILL CONTAIN, IMPORTANT INFORMATION ABOUT SPAC, MARTI TECHNOLOGIES INC. (THE “COMPANY”) AND THE PROPOSED BUSINESS COMBINATION.

When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of SPAC as of a record date to be established for voting on the proposed business combination. Security holders and investors will also be able to obtain copies of the Registration Statement, proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s website at www.sec.gov. Documents filed with the SEC by SPAC will also be available free of charge by accessing SPAC’s website at https://www.galatacorp.net, or, alternatively, by directing a request by mail to SPAC at 2001 S Street NW, Suite 320, Washington, DC 20009.

Participants in the Solicitation

SPAC and the Company and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies with respect to the proposed business combination under the rules of the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement and preliminary proxy statement/prospectus to the proposed merger and other relevant materials filed or to be filed with the SEC when they become available. Investors should read the Registration Statement, including the preliminary proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of a proxy, consent, or authorization with respect to or an offer to buy any securities in respect of the proposed business combination, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Cautionary Statement Regarding Forward-Looking Information

This communication contains statements that are not based on historical fact and are “forward-looking statements’’ within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. For example, statements about the expected timing of the completion of the proposed business combination, the benefits of the proposed business combination, the competitive environment, and the expected future performance and market opportunities of the Company are forward-looking statements. In some cases, you can identify forward looking statements by terminology such as, or which contain the words “will,” “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “may,” “plan,” “possible,” “predict,” “project,” “seek,” “should,” “target,” “will,” “would” and variations of these words or similar expressions. Such forward-looking statements are subject to risks, uncertainties and other factors. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties.

These forward-looking statements are based on estimates and assumptions that, while considered reasonable by SPAC and its management and the Company and its management, as the case may be, are inherently uncertain and are subject to a number of risks and assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond SPAC’s and the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Known risks and uncertainties include but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; (2) the outcome of any legal proceedings that may be instituted against SPAC, the Company, the combined company or others following the announcement of the proposed business combination; (3) the inability to complete the proposed business combination in a timely manner or at all (including due to the failure to obtain approval of the stockholders of SPAC or to satisfy other conditions to closing); (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet applicable stock exchange listing standards at or following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the proposed business combination, including the amount of cash available following any redemptions by SPAC stockholders; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business and/or competitive factors; (11) risks relating to the Company’s operating history and the mobile transportation industry; (12) risks associated with doing business in an emerging market; (13) risks relating to the Company’s dependence on and use of certain intellectual property and technology; and (14) other risks and uncertainties set forth in the Registration Statement, which includes the preliminary proxy statement/prospectus, filed by SPAC with the SEC in connection with the proposed business combination. The foregoing list of important factors is not exhaustive and you should carefully consider the other risks and uncertainties described in the “Risk Factors” section of SPAC’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q as well as the Registration Statement, which includes a preliminary proxy statement/prospectus, and other documents filed by SPAC from time to time with the SEC.

Nothing herein should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by applicable law, neither SPAC nor the Company undertakes any duty to update or revise any forward-looking statements whether as a result of new information, new events, future events or circumstances, or otherwise.